Lazear Capital Securities, LLC

Statement of Financial Condition

December 31, 2025

With Report of Independent Registered Accounting Firm

SEC ID 8 - 69882

Filed as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-70203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lazear Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 N. Front Street, Suite 250
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Demetri Pazarentzos	614-516-0263	demetrip@lazearbd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hobe & Lucas, Certified Public Accountants, Inc.
(Name – if individual, state last, first, and middle name)

6000 Freedom Square Drive, Suite 5[illegible]	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

10/20/2003	126
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Demetri Pazarentzos   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lazear Capital Securities, LLC   , as of December 31   , 2025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Designated Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lazear Capital Securities, LLC

Table of Contents





Hobe & Lucas
Certified Public Accountants, Inc.

6000 Freedom Square Drive, Suite 550
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lazear Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lazear Capital Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lazear Capital Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lazear Capital Securities, LLC's management. Our responsibility is to express an opinion on Lazear Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lazear Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BKR INTERNATIONAL | INDEPENDENT MEMBER



Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Lazear Capital Securities, LLC's auditor since 2019.
Independence, Ohio
February 26, 2026

Lazear Capital Securities, LLC

Statement of Financial Condition
December 31, 2025

<u>Assets</u>

Cash	$ 21,130,845
Accounts Receivable	75,000
Prepaid expenses	58,362
Total assets	$ 21,264,207

<u>Liabilities and Members' Equity</u>

Liabilities:	
Accounts payable and accrued liabilities	$ 86,015
Intercompany payable	130,512
	216,527
Member's equity	21,047,680
Total liabilities and members' equity	$ 21,264,207

See accompanying notes to financial statement.

Lazear Capital Securities, LLC

Notes to Financial Statement

1.   **Organization and Business**

Lazear Capital Securities, LLC (the "Company"), an Ohio limited liability company, was organized on July 17, 2018. On April 24, 2019 the Company became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Industry Protection Corporation (SIPC). The Company has been approved by FINRA for private placement of securities and sales of privately held companies to employee stock ownership plans (ESOPs).

2.   **Summary of Significant Accounting Policies:**

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance frequently exceeds the insured limit.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2025.

Fair Value of Financial Instruments: Cash, prepaid expenses, accounts receivable and accounts payable and accrued liabilities and intercompany payable approximate fair value due to their short-term nature.

Leases: In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of December 31, 2025.

Current Expected Credit Losses: In accordance with ASU 2016-13 – Current Expected Credit Losses ("CECL"), the Company calculates credit losses using an expected loss model for trade and other receivables. The Company had no reserve for expected credit losses at December 31, 2025.

2.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a partnership. Accordingly, no provision has been made for federal or state income taxes since the taxable income of the Company is to be included in the federal and state tax returns of the individual members. The Company is subject to local city income taxes. Local income taxes for the year ended December 31, 2025, were $808,290 and are included in local income and other tax expense on the statement of operations.

The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2025. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates

Subsequent Events: Management has evaluated subsequent events through February 26, 2026, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

3.   **Accounts Receivable:**

Accounts receivable represent service fees due from customers. At December 31, 2025 and 2024, accounts receivable were $75,000 and $0, respectively. At December 31, 2025, one customer accounted for 100% of accounts receivable. The Company has not experienced any losses in accounts receivable.
.

4. **Segment Information**

The Company operates under a single operating and reportable segment that constitutes all of the consolidated entity. The description of the types of products and services from which the reportable segment derives its revenues as well as the accounting policies of the reportable segment are the same as those described in Note 1 "Significant Accounting Policies." The Company has identified the Designated Principal of the Company as the chief operating decision maker who uses total assets, which is reported on the Statement of Financial Condition, to assess performance and allocate resources.

5. **Related Party Transactions:**

The Company has entered into an Expense Sharing Agreement with Lazear Capital Partners, Ltd (LCP), an affiliated company. Under the agreement LCP will provide certain administrative and support services to the Company. The Company reimburses LCP for the costs of the services. At December 31, 2025, the Company had a balance of $130,512 due to LCP is included in intercompany payable on the accompanying Statement of Financial Condition.

5. **Regulatory Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. On December 31, 2025, the Company had net capital of $20,914,318, which was $20,899,883 in excess of the required minimum net capital of $14,435. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to the private placement of securities and sales of privately held companies to employee stock ownership plans (ESOPs). and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).